UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         QUANTA CAPITAL HOLDINGS LIMITED
                         -------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
               -------------------------------------------------
                         (Title of Class of Securities)

                                   G7313F106
                               -------------------
                                 (CUSIP Number)

                                 Brad Huntington
                       Brevan Howard P&C Partners Limited
                               12 Bermudiana Road
                                    3rd Floor
                                 Hamilton, HMAX
                                     Bermuda
                                  +14412929774
                              --------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 2008
                             ----------------------
             (Date of Event which Requires Filing of this Statement)


If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.:  G7313F106                                          PAGE 2 OF 9 PAGES

...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      BREVAN HOWARD P&C PARTNERS LIMITED
...............................................................................
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Source of Funds (See Instructions)

      WC
...............................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [  ]
...............................................................................
6.    Citizenship or Place of Organization

      CAYMAN ISLANDS
...............................................................................
Number of           7.   Sole Voting Power                  0
Shares            ............................................................
Beneficially        8.   Shared Voting Power                0
Owned by Each     ............................................................
Reporting           9.   Sole Dispositive Power             0
Person With       ............................................................
                    10.  Shared Dispositive Power           0
...............................................................................
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      0
...............................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      [ ]
...............................................................................
13.   Percent of Class Represented by Amount in Row (11)

      0% based on 0 shares outstanding as of October 10, 2008.
...............................................................................
14.   Type of Reporting Person:

      PN

                                  SCHEDULE 13D

CUSIP NO.:  G7313F106                                          PAGE 3 OF 9 PAGES

...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      ARMOUR REINSURANCE GROUP LIMITED
...............................................................................
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Source of Funds (See Instructions)

      WC
...............................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [  ]
...............................................................................
6.    Citizenship or Place of Organization

      CAYMAN ISLANDS
...............................................................................
Number of           7.   Sole Voting Power                  0
Shares            ............................................................
Beneficially        8.   Shared Voting Power                0
Owned by Each     ............................................................
Reporting           9.   Sole Dispositive Power             0
Person With       ............................................................
                    10.  Shared Dispositive Power           0
...............................................................................
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      0
...............................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      [ ]
...............................................................................
13.   Percent of Class Represented by Amount in Row (11)

      0% based on 0 shares outstanding as of October 10, 2008.
...............................................................................
14.   Type of Reporting Person:

      OO

                                  SCHEDULE 13D

CUSIP NO.:  G7313F106                                          PAGE 4 OF 9 PAGES

...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      BREVAN HOWARD P&C MASTER FUND LIMITED
...............................................................................
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Source of Funds (See Instructions)

      WC
...............................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [  ]
...............................................................................
6.    Citizenship or Place of Organization

      CAYMAN ISLANDS
...............................................................................
Number of           7.   Sole Voting Power                  0
Shares            ............................................................
Beneficially        8.   Shared Voting Power                0
Owned by Each     ............................................................
Reporting           9.   Sole Dispositive Power             0
Person With       ............................................................
                    10.  Shared Dispositive Power           0
...............................................................................
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      0
...............................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      [ ]
...............................................................................
13.   Percent of Class Represented by Amount in Row (11)

      0% based on 0 shares outstanding as of October 10, 2008.
...............................................................................
14.   Type of Reporting Person:

      OO

                                  SCHEDULE 13D

CUSIP NO.:  G7313F106                                          PAGE 5 OF 9 PAGES

...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      BRAD HUNTINGTON
...............................................................................
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Source of Funds (See Instructions)

      WC
...............................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [  ]
...............................................................................
6.    Citizenship or Place of Organization

      CANADA
...............................................................................
Number of           7.   Sole Voting Power                  0
Shares            ............................................................
Beneficially        8.   Shared Voting Power                0
Owned by Each     ............................................................
Reporting           9.   Sole Dispositive Power             0
Person With       ............................................................
                    10.  Shared Dispositive Power           0
...............................................................................
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      0
...............................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      [ ]
...............................................................................
13.   Percent of Class Represented by Amount in Row (11)

      0% based on 0 shares outstanding as of October 10, 2008.
...............................................................................
14.   Type of Reporting Person:

      IN

                                                               Page 6 of 9 Pages

                  Pursuant  to  Rule  13d-2  promulgated  under  the  Act,  this
Schedule 13D/A (this "Amendment No. 2") amends the Schedule 13D filed on November 2, 2007 (the "Original Schedule 13D" and as amended by Amendment No. 1 thereto filed with the Commission on December 17, 2007, together with this Amendment No. 2, are collectively referred to herein as the "Schedule 13D"). This Amendment No. 2 relates to the common stock, par value $0.01 per share, of Quanta Capital Holdings Limited, a Bermuda corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer. This Amendment No. 3 to the Schedule 13D is being filed by the Reporting Persons to report that the number of Shares that the Reporting Persons may be deemed to beneficially own has decreased by more than one percent of the current amount of outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Schedule 13D is amended as follows.

Item 1.           Security and Issuer

                  This Statement relates to the Shares. The address of the principal executive office of the Issuer is Cumberland House, 1 Victoria Street, Hamilton, Bermuda, HM 11.

Item 2.           Identity and Background

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Brevan Howard P&C Partners Limited  ("BH P&C Partners");

                  ii)  Armour Reinsurance Group Limited ("Armour");

                  iii) Brevan  Howard  P&C  Master  Fund  Limited  ("P&C  Master
                       Fund");

                  iv)  Brad Huntington ("Mr. Huntington").

                  This Statement relates to Shares (as defined herein) held for the account of Armour, a Cayman Islands exempted company.

                              The Reporting Persons

                  BH P&C Partners is a Bermudan limited liability company and its principal office is located at 12 Bermudiana Road, 3rd Floor, Hamilton, HMAX, Bermuda. The principal business of BH P&C Partners is management of the investment activities of each of Armour, P&C Master Fund, Brevan Howard P&C Fund Limited and Brevan Howard P&C Fund, L.P. BH P&C Partners serves as investment manager to Armour, and in such capacity, BH P&C Partners may be deemed to have voting and dispositive power over, the Shares held for such accounts. Mr. Huntington is the Chief Executive Officer of BH P&C Partners.

Item 5.           Interest in Securities of the Issuer

                  Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

                  According to information reflected on a Form 25 with the Securities and Exchange Commission, the number of Shares outstanding was 0 as of October 10, 2008, as the Issuer deregistered its securities on such Form 25.

                                                               Page 7 of 9 Pages

                  (a) Each of BH P&C Partners, Armour, P&C Master Fund and Mr. Huntington may be deemed the beneficial owner of 0 Shares (approximately 0% of the total number of Shares outstanding).

                  (b) (i) BH P&C Partners may be deemed to have shared power to direct the voting and disposition of the 0 Shares that they may be deemed to beneficially own as set forth above.

                      (ii) Mr. Huntington,  Armour  and  P&C  Master Fund may be

deemed to have shared power to direct the voting and disposition of the 0 Shares that BH P&C Partners may be deemed to beneficially own as set forth above.

                  (c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth in Schedule A and is incorporated by reference. Except for the transactions by the Brevan Howard Reporting Persons set forth on Schedule A hereto, since the filing of the Original Schedule 13D there were no transactions in the Shares effected by BH P&C Partners, Armour, P&C Master Fund, and Mr. Huntington, nor, to the best of the knowledge of the by BH P&C Partners, Armour, P&C Master Fund, and Mr. Huntington, any of the BH P&C Partners, Armour, P&C Master Funds' executive officers or members. All of the transactions in Shares listed on Schedule A hereto were effected due to acquisition of Quanta Capital Holdings Ltd. by Catalina Holdings (Bermuda) Ltd., effective October 10, 2008. Upon completion of this transaction, the common shares of Quanta Capital Holdings Ltd. have been cancelled and converted into the right to receive $2.80 in cash. Please see the most recently filed Form 8-K of Quanta Capital Holdings Ltd., available at http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK =0001264242&owner=include&count=40

                  (d) Not applicable.

                  (e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the Shares on October 10, 2008.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2008                  BREVAN HOWARD P&C PARTNERS LIMITED


                                        By:
                                           /s/ Brad Huntington
                                           -------------------------------
                                        Name:  Brad Huntington
                                        Title: Director


Date: October 29, 2008                  ARMOUR REINSURANCE GROUP LIMITED


                                        By:
                                           /s/ Brad Huntington
                                           -------------------------------
                                        Name:  Brad Huntington
                                        Title: Director

                                                               Page 8 of 9 Pages

Date: October 29, 2008                  BREVAN HOWARD P&C MASTER FUND LIMITED


                                        By:
                                           /s/ Brad Huntington
                                           -------------------------------
                                        Name:  Brad Huntington
                                        Title: Director


Date: October 29, 2008                  BRAD HUNTINGTON


                                        By:
                                          /s/ Brad Huntington
                                          --------------------------------
                                        Name: Brad Huntington

                                                               Page 9 of 9 Pages

                                   SCHEDULE A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                         QUANTA CAPITAL HOLDINGS LIMITED

                  On October 10, 2008, the Reporting Persons received $2.80 per share for 6,785,045 shares. This was due to the to acquisition of Quanta Capital Holdings Ltd. by Catalina Holdings (Bermuda) Ltd., As per the terms of the transaction, common shares of Quanta Capital Holdings Ltd. have been cancelled and converted into the right to receive $2.80 in U.S. dollars without interest.